EGPI\Firecreek, Inc.

Corporate Executive Offices:

6564 Smoke Tree Lane
Town of Paradise Valley, Arizona

85253, USA

Tel: (480) 948.6581
Fax: (480) 443.1403

Firecreek Petroleum, Inc.

Corporate Headquarters

Dated: December 4, 2007

Attention: Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: Mr. Ronald M. Winfrey

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

With courtesy copy to:

Mr. Ryan Milne

Telephone: 1 (202) 551-3688

Facsimile: 1 (202) 772-9368

Re: EGPI Firecreek, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Filed October 4, 2007

File No. 000-32507

Correspondence Review Letter Dated November 19, 2007

Dear Mr. Skinner:

We have received your correspondence dated November 19, 2007.

This enclosed response has been numbered to coincide with your comment letter relating to the Company’s Form 10-KSB/A filed on October 4, 2007.

Note 1. Organization of the Company and Significant Accounting Principles, page F-8

1.

We note that revisions you made to your accounting policy regarding the application of the successful efforts method under SFAS 19. Please expand your policy further to address the following:

•

how you account for suspended well costs, and

•

how you depreciate your proved oil and gas properties under SFAS 19.

Response: Please see page F8 of the redline copy for our additions to our policy.

Note 12. Issuance of Convertible Debentures, page F-13

2.

We note your response to comment 15 of our letter dated September 20, 2007. Prior to determining whether a beneficial conversion feature should be recognized under EITF 98-5, you should determine whether you should recognize a liability for an embedded derivative related to the conversion feature. If the convertible debentures do not qualify as conventional convertible (paragraph 4 of EITF 00-19 and EITF 05-02), paragraphs 7-32 of EITF 00-19 must be analyzed to determine whether the conversion feature should be accounted for as a liability or equity. If the conversion feature is classified as a liability under EITF 00-19, the feature would be accounted for as a derivative at fair value, with changes in fair value recorded in earnings. Please provide us with a detailed analysis of how you applied the guidance in SFAS 133 and EITF 00-19 in determining whether to record an embedded derivative. We refer you again to section 11.b.2. of our Current Accounting and Disclosure Issues in the Division of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf, for further guidance.

Response: Because the exercise price cannot be determined and there is no interest rate associated with the debentures, the original accounting under EIFT 98-5 was not correct and SFAS 133 should have been employed.  Please see the analysis below and the Restatement Note 19 added to the financial statements.

Debenture Analysis
31-Dec-06
Face	Issue	Maturity	Interest Rate	Mkt at Issue date	75% Mkt	Convertible Shares	Issue Date Market

$375,000	14-Nov-05	14-Nov-10	0.00%	$0.0540	$0.0405	9,259,259	$500,000
$82,500	15-Dec-05	15-Dec-10	0.00%	$0.0370	$0.0278	2,972,973	$110,000
$171,875	21-Apr-06	21-Apr-07	0.00%	$0.0370	$0.0278	6,193,694	$229,167
$300,000	29-Jun-06	29-Jun-11	0.00%	$0.0180	$0.0135	22,222,222	$400,000
$929,375						40,648,148	$1,239,167

Convertible Shares	Mkt Price 31-Dec-06	Mkt at 31-Dec-06

9,259,259	$0.0085	$78,703.70
2,972,973	$0.0085	$25,270.27
6,193,694	$0.0085	$52,646.40
22,222,222	$0.0085	$188,888.89					Comprehensive Gain
40,648,148		$345,509.26					$893,657

Controls and Procedures, page 37

3.

It appears that you removed in the amendment to Form 10-KSB your conclusions regarding the effectiveness of your disclosure controls and procedures. Please disclose the conclusions of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and SEC Release No. 33-8238 for additional guidance.

Response: We have updated Controls and Procedures which can be found on page 37 of the redline copy.

Management’s Report on Internal Control Over Financial Reporting, page F-2

4.

We note that you added the last paragraph under Item 8.A. in response to our prior comment 5. Item 308 of Regulation S-B stipulates that the statement that the registered public accounting firm has audited management’s assessment of the effectiveness of your internal control over financial reporting be made in management’s annual report on internal control over financial reporting. Please re-locate this statement from Item 8.A to “Management’s Report on Internal Control Over Financial Reporting,” on page F-2.

Response: We have omitted this statement from Item 8.A. for the inclusion which may be found on page F-2, “Management’s Report on Internal Control Over Financial Reporting.”

Exhibits 31 and 32

5.

Please update the dates at which you signed the certifications submitted in exhibits 31 and 32 to the date at which you are filing the amendment.

Response:  We have updated the dates for signature of the certifications submitted which can be found on the last two pages of the redline copy, marked exhibits 31 and 32.

Engineering Comments

Notes to the Consolidated Financial Statements, page F-8

Supplemental Information on Natural Gas Operations, page F-15

6.

Your third party engineering report includes individual property production and cash flow projections that give your total proved reserves as of 1,040 MMCF gas instead of the 1,300 MMCF you have disclosed. Please explain this inconsistency to us.

Response: Due to different forms and presentations of reserve reports we find can vary from State to State, engineering firm to engineering firm –in summary -We had previously concluded that the presentation for the proved reserves, although different in format presented our net ownership if calculated on a 50% basis. Due Industry reference and confusing terms of relating the professional differences in terminology, communication, along with our apparent difficulties understanding the formatting –we inadvertently utilized the gross instead of the net calculation to obtain our net quantity reserves.

We have revised these figures and the Supplemental Information on Oil and Gas Operations and Proven Reserves in our amended document. Please see Note 17. page F15 and Page 24 in the redline copy.

7.

Your standardized measure line items indicate undiscounted future net cash flows of $3,151 thousand [=$2447M +$704M] while your third party reserve report presents a total $2,509 thousand. Please explain this difference to us.

Response: In our previous amended filing, one of the wells was inadvertently missed thus omitted in the calculation. We have therefore recalculated the entire section which we believe coordinates with Statement 69. Please see Note 17. in the redline copy.

8.   Also, your standardized measure line items do not present the $1.1 million in development costs. Please amend your document to include this significant cost.

Response: To explain, the $1.1 million were the original acquisition costs, a portion of which was attributed to development costs and are listed in the 2005 column, the aggregate total then acquisition/purchase costs of approximately $1.1 million broken down are comprised of $475,000, well equipment $126,000, and development costs of $488,130. We have revised the heading under Note 17., page F15 to clarify this.

9.

We could not determine from your third party engineering report that the State 7-16 well is capable of commercial production. Please explain its status to us. If it has not demonstrated such productivity since its shut in prior to 1992, please remove its projected recovery from your disclosed proved reserves.

Response: The status of the well is online and currently producing and selling gas which we believe are presently at commercial levels. The State 7-16 well went on production selling gas in June of 2006 as there was area pipeline system outages and downtime during the wells ramp up and generally a rough start. From that point, including tuning and adjustments, intermittent area down time, for 2006 well State 7-16 produced an average total daily gross volume of approximately 82.33MCFPD June through December 2006 for the actual 148 days during 2006 that the 7-16 was online producing gas. The BTU content of the well is appx. 1153.30BTU. For 2007 to January 1 to date, we believe the 7-16 has continued improvement and shows some stabilization. The State 7-16 this year through October was online 282 days, producing an average total daily gross volume of approximately 97.30MCFPD. A recent call to the operator indicated daily production (which can vary day to day) of approximately 120 MCFPD.

For further reference please see Figure 3 of the Reserve Report scanned and attached for convenience as picture file below. Please note on the Rate/Time Graph chart the indication at 2006 (June thereof) for the resumed production activity. Following Figure 3, we also attach a copy of the Sundry Notice and Reports on Wells filed with the State of Wyoming Oil and Gas Conservation Commission on April 11, 2006.

Rate/Time Graph

Project: C:\Program Files\IHS Energy\PowerTools v8.0\Projects\TMD7-16.mdb

Date: 2/23/2007
Time: 1:34 PM

Lease Name: State 7-16 ()
County, ST: Sweetwater, Wyoming
Location: 21N-99W-16

Operator: Newport Oil Corp.
Field Name: Ten Mile Draw

Ten Mile Draw Field: State #7-16 (sw ne 16-21N-99W)
Lewis & Almond (2-74 to 12-06)
3,992 Barrels Oil
4,509,579 Mcf Gas
8,219 Barrels Water
Monthly Rate
1 Mil
100,000
10,000
1,000
100
10
1
Gas
Oil
1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014
Time

Ten Mile Draw – Reserve Report 2-07
Firecreek Petroleum / Newport Oil
Figure 3

Form 4
September, 2005

STATE OF WYOMING
OIL AND GAS CONSERVATION COMMISSION
Office of State Oil and Gas Supervisor
P. O. Box 2640
Casper Wyoming 82602

SUNDRY NOTICES AND REPORTS ON WELLS

(Do not use this form for proposals to drill, or deepen. Form 1 is provided for such proposals.)

Submit Single, Dupl. for State - Instructions on the reverse

If a Split Estate Location Change Provide Form 1A.

5. State Lease No.:	68-15600
6. Unit Agreement:	
7. Farm or Lease Name:	State 16
8. Well No.:	State 68-15600 #16-7
9. Reservoir:	Almond & Lewis Sands
10. Field Name:	Ten Mile Draw
11. Quarter- Quarter, Section, Township and Range:	nw sw/ne 16 21N 99W
12. API No.:	**49-037-20511**
13. County:	Sweetwater
14. Elevation:	
17. Longitude:	

POSTED

1. Type Well: [ ] Oil [X] Gas [ ] CBM [ ] Dry Hole [ ] Injection [ ] Other ______

2. Operator: NEWPORT OIL CORPORATION

3. Address: 3251 San Bernadino St., Suite 333 Clearwater, FL 33759

4. Phone Number (w/ area code): 727-799-0072 Email: Jebruynell@cs.com

15. Footages: SHL: BHL:

16. Latitude:

18. CHECK APPROPRIATE BOXES TO INDICATE THE NATURE OF NOTICE, REPORT, OR OTHER DATA

Type of Submission:

- [ ] Notice of Intent
- [X] Subsequent Report
- [ ] Change of Address. List Old & New Below.

Split Estate? Yes [ ] No [ ]

If this is a Split Estate location change or Fed Lease owner change file Form1A.

Type of Action:

- [ ] Change Plans
- [ ] Convert to injection
- [ ] Dormant
- [ ] Location or Site Change
- [ ] Federal Lease Owner Change
- [X] Fracture Treat/ Enhance
- [ ] Plug and Abandon
- [X] Perforate
- [ ] Recomplete/ Plugback
- [ ] Reclaim
- [ ] Rename
- [X] Repair Well
- [ ] Shut-in
- [X] Start / Resume Production
- [ ] Temporarily Abandoned
- [ ] Water Shut-Off
- [ ] Other ______

19. Describe the proposed or completed operations: Clearly state all pertinent dates and details, including estimated start date of proposed work.
Form 3 is required following completion and recompletion procedures. Attach additional sheets if necessary, referencing API No., Well Name and Legal Location.

Run 3 1/2" casing, 12.95 lb/ft casing inside of existing 5 1/2" casing to depth of 4,525'. Cement 3 1/2" casing to surface with lead 125 sks, 57 bbls of 12 lb/gal 2.57 cu.ft./sk, midcon slurry - tail 100 sks, 33 bbls of 13.5 lb/gal - 1.83 cu ft/sk midon slurry

Almond Interval:

Perforate Almond interval inside 3 1/2" casing - 4,280 to 4,282', 3 spf, .32" holes 120 deg. Phasing, 6 holes total

Perforate 2nd Almond interval between 4,480 to 4,482', 3 spf - .32" holes 120 deg phasing, 6 holes total

Frac Almond interval with 25,000 lbs sand, and 25,000 lbs of resin coated sand using 25,000 gals of 65 quality nitrogen foam

Lewis Interval: perforate Lewis interval inside 3 1/2" casing - 3,523 to 3,531', 3 spf .32" holes 120 degree phasing, 24 holes total

Frac Lewis interval with 25,000 lbs sand, and 25,000 lbs of resin coated sand using 25,000 gals of 65 quality nitrogen foam

Run 2 1/16" tubing to 4,485' for production - Well is expected to be on production around April 15, 2006

Docket 60-76

RECEIVED
APR 11 2006
WYOMING OIL & GAS CONSERVATION COMMISSION

20. I hereby certify that the foregoing as to any work or operation performed is a true and correct report of such work or operations

Name (Printed or Typed): John Bruynell Title: President

21. Signature: [signature] Date: 6-Apr-06

(The space below is for State office use)

Approval Date: APR 24 2006

Approved By: [signature] State Oil and Gas Supervisor

Approvals sent:

Conditions of approval, if any:

Ten Mile Draw – Reserve Report 2-07
Firecreek Petroleum / Newport Oil
Figure 4

10.

We could not determine the following items from the proved undeveloped reserve analysis in your third party engineering report:

•

Production data prior to 1978;

Response: For reference please refer to Figure 2 of the Reserve Report scanned and attached for convenience as picture file below. Please note on the Rate/Time Graph chart enclosed, the production data indicated prior to 1978 (commencing 1973), which was used as part of the overall data for the engineering report analysis.

•

Technical support for the 60% recovery efficiency in the Almond zone, as well as volumetric calculations used in the estimates;

Response: For support reference please refer to the Geology section of the report on pages 7 through 9. Please also refer to Figure 10, ‘Stratigraphic X-section A-A’, Figure 11, ‘Dip Cross–section, SW-NE’, and Figure 12, ‘Strike Cross-section NW-SE’. These items were somewhat too large to include herein as scanned picture files, but are/were included in the bound Reserve Report furnished with the previous submission comment response correspondence letter dated October 4, 2007. Along with other maps and data supplied with the engineering report including data supplied in Figures 10 through 12, the Petra software was used by the Professional Geologist to determine technical support for the 60% recovery efficiency in the Almond zone, as well as the volumetric calculations used in the estimates. This information (less the mathematical calculations) and resulting technical data extrapolated by the software is utilized for the Economics Summary information listed in the Annual CashFlow Reports, and can be found and listed in the back pages of the third party engineering report, bottom right column, category listings for Ultimate Gross, Historic Gross, Gross at Effective Date, Remaining Gross, and Remaining Net.

For additional convenience please see the Geological report information scanned and attached below as a picture file(s) for further information and references.

Ten Mile Draw Field – Reserve Report
Firecreek Petroleum, Inc. - Newport Oil Corporation

GEOLOGY

Methodology
The geologic study utilized data from the following sources:

- Well data available on the Wyoming Oil and Gas Conservation Commission website
- Raster log images available from the WOGCC website
- Well data collected by Mike Borah from the files at the WOGCC office
- Lawson, D., 1979, "Ten Mile Draw" in Wyoming Geologic Association's Wyoming Oil and Gas Fields Symposium Greater Green River Basin 1979, eds. Cardinal, D. and Stewart, W., p. 384-385
- Lewis and Almond cross-sections supplied by client
- Terra Resources' maps for the Lewis "E" and Almond

Utilizing GeoPlus Corporation's Petra software, formation tops, sandstones, coals, porosity, and pay zones were picked on the electric logs in T21N R99W. Geologic interpretations were made for the Lewis "E" and Almond reservoirs. The net pay isopachs for the Lewis and Almond were constructed within Petra, and those grids were used to calculate gas-in-place under the S/2 Section 9 and all of Section 16 in T21N, R99W. Total coal maps were prepared for coal in the Almond and that grid was used to calculate coalbed gas-in-place.

Structure
Structure on top of the Lewis "E" sand is shown on Figure 7. Figures 8 and 9 display structure on top of the Almond Formation. Regional structure dips to the northeast at about 3 to 5°. A normal fault is mapped across Sections 8, 9, and into 10, and it is shown in cross-section on Figure 12. This fault is present on the Ten Mile Draw map in the 1979 Wyoming Oil and Gas Fields Symposium Greater Green River Basin and is noted as faulting out about 300 feet of Lance Formation at a depth of 2500 feet in the Newport 13-9 well. Fault cuts in wells in the NWNW of Section 18 (not shown on these maps) are on trend with this fault and confirm its presence. This fault bounds both the Lewis and Almond reservoirs on the north-northwest.

Lewis
The Lewis Shale is Upper Cretaceous in age and marks the last incursion of the Cretaceous seaway in southwestern Wyoming. The Fox Hills Sandstone overlies it, and it overlies the Almond Formation (Figures 10, 11, 12). The productive sandstones within the Lewis Shale are thin, lobate-shaped sandstones that were shed into deeper water from a deltaic complex to the northeast of this area. The productive sand in the Newport wells is informally designated the Lewis "E" sand. It averages about 15 feet in gross thickness across the productive area. It thins and is absent to the west and southwest. It thickens to the northeast in the direction of the deltaic complex to over 60 feet as shown in Figure 11. This thickening to the northeast is caused by thickening of the "E" sand and amalgamation of it with other similar sands. Net pay for the Lewis "E" sand was picked using the following criteria: gamma ray of 60 or less API, density porosity of 8% or

7

Ten Mile Draw Field – Reserve Report
Firecreek Petroleum, Inc. - Newport Oil Corporation

more with a sandstone matrix density of 2.65 g/cc, and deep induction resistivity over 20 ohms. Figure 7 shows the net pay map for the Lewis "E" sand that was used to calculate original gas-in-place. The average porosity for net pay is 19%. For the Lewis "E", original gas-in-place was computed to be 6,520 MMCF for the S/2 of Section 9 and all of Section 16.

A gas-water contact at about 3480 feet is shown as separating the non-productive States Exploration #2 in the SW of Section 10 from the productive wells. Direct evidence for this gas-water contact is not found in any well so its placement is approximate. An alternative geologic interpretation can be made that explains the lack of production in the States Exploration #2 by placing it in a different sand body than the producing wells. With this interpretation, the "E" sand is more limited in aerial extent, and its productive area would be smaller than that shown on Figure 7.

Almond
The Almond Formation underlies and interfingers with the Lewis Shale and is underlain by the Ericson Sandstone (Figures 10, 11, and 12). It is Upper Cretaceous in age and was deposited during the last transgression of the Cretaceous seaway into southwestern Wyoming. It contains sandstones, siltstones, shales, carbonaceous shales, coals, and thin oyster-shell layers. The Almond Formation often has an upper interval that was deposited in marine-shoreline sand bars that have large lateral extent and well developed porosity. This interval is not well developed in Ten Mile Draw. The Almond production comes from lower Almond sands that were deposited with shales and coals in mixed and highly variable shoreline, back barrier, and coastal plain environments. Sands are often limited in aerial extent and net pay is commonly calculated by summing it for the entire Almond interval. Four different sands are productive in Ten Mile Draw (Figure 10). For sandstones within the Almond Formation, net pay was picked using the gamma ray of 60 or less API, density porosity of 10% or more with a sandstone matrix density of 2.65 g/cc, and deep resistivity over 30 ohms. Figure 8 maps the total net pay for the Almond Formation that was used to calculate original gas-in-place. Within the net pay, porosity averages 20%. Original gas-in-place calculation for sandstone in the Almond Formation under the S/2 of Section 9 and all of Section 16 is 4,638 MMCF.

Almond Coals
The Almond coals were deposited in lagoonal and swampy environments associated with the lower Almond sand deposition. Coals were picked in a less rigorous manner utilizing a combination of criteria that included bulk density less than 2 g/cc, gamma ray measurements slightly cleaner that adjacent sandstones, high resistivity, low sonic velocity, absence of SP response, and sample descriptions of coal from drill cuttings. The coal picks are shown in red on Figures 10, 11, and 12. Coal seam thicknesses were calculated. For seams greater than or equal to 3 feet, total coal thickness and number of seams were determined. Total coal thicknesses range from 8 to 22 feet, and the number of seams range from 2 to 6. The thickest seam in each well ranged from 5 to 11 feet. Figure 9 maps the total Almond coal thickness for the area.

8

Ten Mile Draw Field – Reserve Report
Firecreek Petroleum, Inc. - Newport Oil Corporation

Data on coal rank and gas content was not available for these specific coals. To calculate coalbed gas-in-place, a specific gravity of 1.32 g/cc was assumed because that is the standard for bituminous coal and because Almond coals in Cow Creek (a coalbed methane field in T16N, R91-92W) are reported to be high volatile C bituminous in rank. A conservative gas content of 61 standard cubic feet per ton of coal was calculated for the coals using the isotherm developed by the Fred Crockett at the Bureau of Land Management for coals in the Powder River Basin. The calculated coalbed methane gas-in-place for the S/2 of Section 9 and all of Section 16 is 2,029 MMCF.

The amount of coalbed methane that can be produced from these Almond coals is unknown. Permeability, sufficient gas content and relatively high gas saturation is required for economic recovery of the gas. Permeability must be sufficient to move water and gas from the coals and has not been documented for this area. Gas content has only been estimated for calculating gas-in-place. Measured values of gas-content in Almond coals vary greatly and may differ significantly from the estimate made for this report. Relatively high gas saturation is required so that it is economical to produce the amount of water that is required to reach the critical desorbtion pressure at which gas production begins. All of these factors are unknown for these coals, but could be determined with further testing or coring.

GEOLOGIC FIGURES

Figure 7 – Lewis "E" Net Pay map, includes structure on top of Lewis "E" sandstone
Figure 8 – Almond Formation Net Pay, includes structure on top of Almond Formation
Figure 9 – Almond Total Coal Thickness, includes structure on top of Almond Formation
Figure 10 – Stratigraphic Cross-section A-A'
Figure 11 – Dip Cross-section SW-NE
Figure 12 – Strike Cross-section NW-SE

9

•

Reconciliation of the apparent initial production date for proved undeveloped reserves; January 1, 2007, your response/explanation that the “internal” date was 9 or 10 months later and the date of the report’s certification by professional engineering seal – February 27, 2007.

Response: This was a misunderstanding by us of the original question you had transmitted. Our internal anticipated date referred only to our then contemplated drilling of new wells, and thereafter the anticipated date for the related work program(s), if any, potentially being online. The effective date listed in the February 27, 2007 report for the proved undeveloped reserves is January 1, 2007.

If we have overlooked these, please direct us to them. Otherwise, explain and/or verify these to us. We may have additional comments.

The Company believes it has responded to all of the Staff’s comments. If you have any questions or if there is anything I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Cordially,

EGPI Firecreek, Inc.

/s/ Dennis R. Alexander

Dennis R. Alexander

Chairman, President, CFO